Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 14, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 13, 2004, entitled “BOARD CHANGES AND NEW ORGANISATIONAL STRUCTURE AT VODAFONE”.

13 October 2004

BOARD CHANGES AND NEW ORGANISATIONAL STRUCTURE AT VODAFONE

Vodafone Group Plc (“Vodafone”) announces Board changes and a new organisational structure(1) which will enable continued improvement in the delivery of the Group’s strategic goals. This structure will become effective as from 1 January 2005.

The new organisation is designed to:

•                  Focus more attention on customers in Vodafone’s local markets;

•                  Enhance Vodafone’s ability to deliver seamless services to corporations;

•                  Facilitate co-ordinated delivery of 3G across all markets;

•                  Function as an integrated company, delivering on One Vodafone; and

•                  Simplify decision-making, accountabilities and governance structures to speed up execution

Vodafone will simplify its existing regional structure with major countries and business areas reporting into the Chief Executive. All first line management functions in the Operating Companies will have a dual reporting line to the respective functions at Group level.

Arun Sarin, Chief Executive said: “We are creating an organisation that is better positioned to respond to the high expectations of our customers. Faster execution will enable us to extend our lead within the mobile industry and deliver the benefits to our customers, our employees and our shareholders.”

MAIN BOARD APPOINTMENTS

Sir Julian Horn-Smith will be appointed Deputy Chief Executive with effect from 1 January 2005.

Vodafone separately announces that Andy Halford has been appointed Financial Director Designate. Andy will succeed Ken Hydon when he retires on 26 July 2005.

OPERATING COMPANY STRUCTURE

Vodafone’s operating company structure will be streamlined to ensure effective and fast decision-making, enabling improved time to market across a number of business initiatives. Consequently, the following operating companies and business areas will report directly into the Chief Executive:

•                  European Affiliates (Belgium, France, Poland, Romania and Switzerland) and Non-European Affiliates (China, Fiji, Kenya, South Africa and United States), led by Sir Julian Horn-Smith;

•                  Germany, led by Jürgen von Kuczkowski;

•                  Italy, led by Pietro Guindani;

•                  United Kingdom, led by Bill Morrow;

•                  Other EMEA Subsidiaries (Albania, Egypt, Greece, Hungary, Ireland, Malta, Netherlands, Portugal, Spain and Sweden), led by Paul Donovan;

•                  Asia Pacific (Australia, Japan and New Zealand), led by Brian Clark who will also be appointed Group Human Resources Director Designate

GROUP FUNCTIONS

Vodafone’s Group functions will be strengthened to support the delivery of seamless global propositions and Vodafone’s continued integration. The following functions will also report directly into the Chief Executive:

•                  Marketing, led by Peter Bamford, the Chief Marketing Officer. This function will be reinforced by a newly created Multi National Corporates unit which will assume full accountability for serving Vodafone’s global corporate customers. Group Marketing will also manage the global handset portfolio and procurement;

•                  Technology, led by Thomas Geitner, the Chief Technology Officer. In addition to standardised network design and global supply chain management, this function will introduce the concept of shared service operation for IT and service delivery;

•                  Business Development, a new function led by Sir Julian Horn-Smith. Sir Julian will be responsible for driving Vodafone’s product and services portfolio into Vodafone’s affiliates and the Partner Networks. In addition, this function will assume responsibility for expanding and consolidating Vodafone’s footprint through the Partner Network programme and any Corporate Finance activities

NEW GOVERNANCE STRUCTURE

Vodafone also announces changes to its governance process. The Group will have two management committees which will oversee the execution of the Main Board’s strategy and policy.

•                  The Executive Committee(2)

Chaired by Arun Sarin, this committee will focus on the Group’s strategy, financial structure and planning, succession planning, organisational development and Group-wide policies.

•                  The Integration and Operations Committee(3)

Chaired by Arun Sarin, this committee will be responsible for setting operational plans, budgets and forecasts, product and service development, customer segmentation, managing delivery of multi-market propositions and managing shared resources.

FINANCIAL REPORTING

The Group’s financial reporting for the year ending 31 March 2005 will reflect this new organisational structure while the Group’s interim results, to be announced on 16 November 2004, will be reported under the current structure. The Group will provide proforma results for the new structure on 16 November.(4)

- ends -

For further information:

Vodafone Group
Investor Relations Melissa Stimpson Darren Jones Tel: +44 (0) 1635 673310	Media Relations Bobby Leach Ben Padovan Tel: +44 (0) 1635 673310

Tavistock Communications Lulu Bridges Tel: +44 (0) 20 7920 3150

Notes to editors:

1.              New organisational structure as of 1 January 2005

2.              Representatives of the Executive Committee as of 1 January 2005:

Arun Sarin, Chief Executive

Sir Julian Horn-Smith, Deputy Chief Executive

Ken Hydon, Financial Director*

Peter Bamford, Chief Marketing Officer

Thomas Geitner, Chief Technology Officer

Jürgen von Kuczkowski, Chief Executive Germany

Pietro Guindani, Chief Executive Italy

Bill Morrow, Chief Executive United Kingdom

Paul Donovan, Regional Chief Executive

Brian Clark, Chief Executive Asia Pacific and Group Human Resources Director Designate

Shiro Tsuda, Chief Executive Japan

Alan Harper, Group Strategy and Business Integration Director

Phil Williams, Group Human Resources Director*

Stephen Scott, Group General Counsel and Company Secretary

Simon Lewis, Group Corporate Affairs Director

*   Due to retire July 2005

3.              Representatives of the Integration and Operations Committee as of 1 January 2005:

Same as Executive Committee with the addition of:

Fritz Joussen, Chief Operating Officer Germany

4.              Country Breakdown for Financial Reporting Purposes*:

EMEA:
Germany
Italy
Spain
United Kingdom
Other EMEA subsidiaries
Albania
Egypt
Greece
Hungary
Ireland
Malta
Netherlands
Portugal
Sweden
EMEA Affiliates
Belgium
France
Kenya
Poland
Romania
South Africa
Switzerland
Asia Pacific:
Japan
Other Asia Pacific
Australia
China
Fiji
New Zealand
US
Total Mobile
Other
Total Group

* All countries in italics will not be disclosed separately

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 14, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary